UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Bentley Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.02 Par Value

(Title of Class of Securities)

082657107

(CUSIP Number)

James R. Murphy

Bentley Park

2 Holland Way

Exeter, NH 03833

Copy to:

Nathaniel S. Gardiner, Esq.

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

(617) 239-0100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 082657107

1.	Names of Reporting Persons James R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,165,599

	8.	Shared Voting Power 1,165,599

	9.	Sole Dispositive Power 1,165,599

	10.	Shared Dispositive Power 1,165,599

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,165,599

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☒ Mr. Murphy disclaims beneficial ownership of 100 shares owned by his son and any other shares owned by a party to the Voting Agreement described herein.

13.	Percent of Class Represented by Amount in Row (11) 5.0%*

14.	Type of Reporting Person (See Instructions) IN

*Calculated based on 22,449,814 shares of common stock outstanding as of March 29, 2008, as represented by the Company in the Merger Agreement.

Item 1.	Security and Issuer
Common Stock, $0.02 par value per share, of Bentley Pharmaceuticals, Inc., Bentley Park, 2 Holland Way, Exeter, New Hampshire 03833

Item 2.	Identity and Background

(a)  Name: James R. Murphy

(b)  Business Address:  Bentley Pharmaceuticals, Inc., Bentley Park, 2 Holland Way, Exeter, New Hampshire 03833

(c)  Principal Occupation: The reporting person is the Chief Executive Officer of Bentley Pharmaceuticals, Inc., Bentley Park, 2 Holland Way, Exeter, New Hampshire 03833

(d)  The reporting person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship: USA

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

On March 31, 2008, Bentley Pharmaceuticals, Inc. (“Bentley” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Teva Pharmaceuticals Industries Ltd., an Israeli corporation (“Teva”), and Beryllium Merger Corporation, a wholly-owned, newly-formed subsidiary of Teva (“Acquisition Sub”).  In conjuntion with the execution of the Merger Agreement, and to induce Teva to enter into the Merger Agreement, James R. Murphy entered into a Voting Agreement (the “Voting Agreement”) with Teva, Michael McGovern and Elizabeth McGovern (Michael McGovern’s wife), dated March 31, 2008, pursuant to which Mr. Murphy has agreed to vote all shares of Common Stock beneficially owned by him in favor of the Merger.  Mr. Murphy has appointed Teva as the sole and exclusive attorney and proxy, with full power of substitution and resubstitution, to vote the shares of Common Stock beneficially owned by him in favor of  the Merger.

The Merger Agreement is incorporated herein by reference to Exhibit 10.1 of the Form 8-K filed April 1, 2008 by Bentley Pharmaceuticals, Inc.  A copy of the Voting Agreement is filed as Exhibit 1 hereto.  The descriptions of the Merger Agreement and the Voting Agreement included in this Schedule 13D are qualified in their entirety by reference to these filed exhibits.

Item 5.	Interest in Securities of the Issuer

On March 31, 2008, the Company entered into the Merger Agreement described in Item 4 above.  Pursuant to the Voting Agreement entered into in conjunction with the Merger Agreement, Mr. Murphy has agreed to vote his shares (the “Subject Shares”) in favor of the Merger.  The Subject Shares together with all options held by Mr. Murphy that vest within 60 days of March 31, 2008 represent 5.0% of the Company’s outstanding capital stock as of March 29, 2008.

As a result of the Voting Agreement, Mr. Murphy may be deemed to have shared voting and dispositive powers with respect to the Subject Shares and Teva and Acquisition Sub may be deemed to be beneficial owners of the Subject Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, Mr. Murphy has agreed that, prior to the termination of the Voting Agreement, at any meeting of the stockholders of Bentley, however called, or in connection with any written consent of, or any other action by, the stockholders of Bentley given or solicited, Mr. Murphy shall vote, or provide consent with respect to, all of the Subject Shares entitled to vote or to consent thereon: (i) in favor of consummation of the Merger Agreement and the transactions contemplated thereby (including, without limitation, the merger and the spin-off) and (ii) against any Alternative Transaction (as defined in the Voting Agreement) or any other action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Bentley under the Merger Agreement or that is intended, or could reasonably be expected, to materially impede, interfere with, delay postpone, discourage or adversely affect the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

Furthermore, except as provided for in the Voting Agreement, Mr. Murphy, has irrevocably granted to and appointed Teva to be his proxy and attorney-in-fact (with full power of substitution) to vote all the Subject Shares (owned of record) in accordance with the provisions described above.

Also pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, Mr. Murphy has agreed that until termination of the Voting Agreement, Mr. Murphy shall (i) not take any action to subject any of the Subject Shares that are beneficially owned by him to any lien, (ii) not (w) transfer or agree to transfer, (x) solicit or encourage (including by way of providing material nonpublic information) any proposal, (y) participate or engage in discussions or negotiations, or (z) enter into any agreement or arrangement in principal, in each case with respect to the transfer of any of the Subject Shares that are beneficially owned by him or grant any proxy or power-of-attorney with respect to any such Subject Shares, (iii) vote all of the Subject Shares against any Alternative Transaction and (iv) use all reasonable efforts to prevent any creditor in respect of any pledge of the Subject Shares that are beneficially owned by Mr. Murphy from exercising his rights under such pledge.

The Voting Agreement provides that it will terminate upon the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with Section 8.1 thereof, (iii) the time of any modification to the Merger Agreement that adversely affects Mr. Murphy in any material respect, or (iv) written notice by Teva to Mr. Murphy of the termination of the Voting Agreement.  The Voting Agreement is incorporated herein by reference and the foregoing summary is qualified in its entirety by reference to the filed exhibit.

Item 7.	Material to be Filed as Exhibits
Exhibit 1. Voting Agreement, dated as of March 31, 2008, by and among Teva Pharmaceutical Industries Limited, Beryllium Merger Corporation, Michael McGovern, James Murphy and Elizabeth McGovern.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2008
Date
/s/ James R. Murphy
Signature
James R. Murphy, individually
Name/Title